SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

(AMENDMENT NO. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

OASIS ONLINE TECHNOLOGIES CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE$.001 PER SHARE
 (Title of Class of Securities)

674207113

(CUSIP Number)

Gregory Sichenzia, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York,  New York 10006; (212) 930-9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1of 6 Pages)

CUSIP No. 674207113	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Big Eye Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES	7	SOLE VOTING POWER 8,000,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 8,000,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.61%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 674207113	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Erik Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 8,000,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 8,000,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.61%
14	TYPE OF REPORTING PERSON* IN

This Amendment No. 2 to Schedule 13D amended and supplements the Amendment No.1 to Schedule 13D filed with the Securities and Exchange Commission on July 24, 2007 (the “Original Schedule 13D”) by Big Eye Capital, Inc. and Erik Cooper.  Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On October 22, 2007, pursuant to a stock purchase agreement by and between Argyll Equities, LLC (“Argyll”) and Big Eye Capital, Inc., Big Eye acquired 150,000 shares of Immunosyn Corporation, a Delaware corporation, from Argyll in consideration for 1,500,000 shares of common stock of the Issuer.   As a result of the transfer, Big Eye now owns 8,437,000 shares of the Issuer’s common stock.

On October 30, 2007, Big Eye transferred 437,500 shares of common stock to the transferee for services rendered to the Issuer.  As a result of the transfer, Big Eye now owns 8,000,000 shares of the Issuer’s common stock.

Item 5.  Interest in Securities of the Issuer.

As of December 7, 2007, Big Eye beneficially owned 8,000,000 or 59.61% of Issuer’s common stock.  Big Eye has the sole power to vote or dispose of all of its respective shares.  Erik Cooper, the Issuer’s Chief Executive Officer and President, is the majority shareholder and President of Big Eye.  Mr. Cooper has sole voting and dispositive power over the Issuer’s shares held by Big Eye.   Except as set forth in Item 4, neither Big Eye nor Mr. Cooper have effected any transaction in the Issuer’s common stock since the filing of the Original Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
1
Stock Purchase Agreement, dated July 10, 2007, by and among Big Eye Capital, Inc., Implant Technologies, Inc., Sanford Schwartz and Michael Friess, is herein incorporated by reference to Exhibit 2.1 of the Form 8-K filed on July 10, 2007.

2	Joint Filing Agreement, among Big Eye Capital, Inc. and Erik Cooper, dated December 7, 2007.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

BIG EYE CAPITAL, INC.

December 7, 2007	By:	/s/ Erik Cooper
Name: Erik Cooper
Title: President

December 7, 2007	By:	/s/ Erik Cooper
Erik Cooper

EXHIBIT 2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Amendment No. 2 to Schedule 13D (including amendments thereto) with respect to the common stock, $.001 par value per share, Oasis Online Technologies Corp. (f/k/a Implant Technologies, Inc.), and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 7th day of December, 2007.

BIG EYE CAPITAL, INC.

December 7, 2007	By:	/s/ Erik Cooper
Name: Erik Cooper
Title: President

December 7, 2007	By:	/s/ Erik Cooper
Erik Cooper